

August 17, 2012

<u>Via E-mail</u>
Mr. Timothy P. Dooley
Chief Financial Officer
Republic Airways Holdings Inc.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

> **Re: Republic Airways Holdings Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the three months ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 000-49697**

Dear Mr. Dooley:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief